Exhibit 99.1

NEWS RELEASE

Scully Royalty Ltd.

1 (844) 331 3343

info@scullyroyalty.com

SCULLY ROYALTY RECEIVES ADDITIONAL TRADING PERIOD FROM NYSE

FOR DELAYED FILING OF 2025 FORM 20-F

New York (November 3, 2026) Scully Royalty Ltd. (NYSE: SRL) (the "Company") today announced that, further to its news release of July 8, 2026, it received a letter dated October 28, 2026 from NYSE Regulation regarding the continued trading of the Company’s securities on the New York Stock Exchange (the “NYSE”). The NYSE’s Listings Operations Committee has agreed to provide the Company with an additional trading period through January 31, 2027, subject to reassessment on an ongoing basis.

As previously disclosed, the Company was unable to finalize and file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Form 20-F”) by the prescribed filing deadline. The additional trading period allows the Company additional time to complete and file the 2025 Form 20-F and any subsequent delayed filings to regain compliance with the NYSE’s continued listing requirements.

The NYSE has informed the Company that the Company remains under review and that the NYSE will closely monitor the Company. If the Company is unable to file the 2025 Form 20-F by January 31, 2027, the NYSE may move forward with the initiation of suspension and delisting procedures. The NYSE has informed the Company that the NYSE will maintain the “LF” indicator on the Company’s securities and that the Company will remain on the NYSE’s “late filer” list on www.nyse.com until the Company is current with all of its periodic filings with the SEC.

As previously disclosed, the Company has engaged EliteCPA P.C. as its independent registered public accounting firm in connection with the audit of the Company’s financial statements for the fiscal year ended December 31, 2025, necessary to prepare and file the Company’s 2025 Form 20-F. The Company is working diligently to complete and file the 2025 Form 20-F as soon as practicable. The Company intends to continue its efforts to complete the delayed filings within the periods granted by the NYSE and to maintain its NYSE listing. However, there can be no assurance that the Company will be able to complete and file the 2025 Form 20-F or any other delayed filings within the periods granted by the NYSE or at all, or that the NYSE will not accelerate trading suspension prior to the end of the additional trading period or move forward with the initiation of suspension and delisting procedures. Any suspension of trading in, or delisting of, the Company’s securities could adversely affect the liquidity and market price of the Company’s securities.

About Scully Royalty Ltd.

Scully Royalty Ltd. (NYSE: SRL) holds a net revenues royalty interest on the Scully Mine located in Newfoundland and Labrador, Canada. It also holds various merchant banking and industrial interests globally. For more information, visit www.scullyroyalty.com.

Forward-Looking Statements

This news release contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including statements regarding the timing of the filing of the 2025 Form 20-F and any other delayed filings and the Company’s ability to regain compliance with the NYSE’s continued listing standards and maintain its NYSE listing, and the Company's plans and strategies. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects", "estimates", "intends", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, revenues, performance or achievements to differ materially from expectations include, among other things: (i) the Company’s ability to complete and file the 2025 Form 20-F and any other delayed filings within the time periods granted by the NYSE or at all, including as a result of delays in the completion of the audit; (ii) the risk that the NYSE accelerates a trading suspension prior to the end of the January 31, 2027 additional trading period or begins suspension and delisting procedures, including if the Company does not complete and file the 2025 Form 20-F and any other delayed filings; (iii) the effect of any trading suspension or delisting on the liquidity and market price of the Company’s securities; (iv) economic and market conditions; (v) future dividends, if any, are dependent on the Company's financial position and other factors and the Company may fail to declare dividends in the future or at all; (vi) any failure by the operator of the mine underlying the Company's interest to complete its plans as disclosed by it or at all; (vii) risks and uncertainties involving litigation; and (viii) other risks set forth in our public disclosure, and other risks beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is under no obligation, and it expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of the Company's most recent Annual Report on Form 20-F and its other public disclosure documents available under its profile at www.sec.gov.

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